Exhibit 99.1

Corporación América Airports S.A. Reports May 2023 Passenger Traffic

Total passenger traffic up 29.6% YoY reaching 98% of pre-pandemic levels, with Armenia, Ecuador and Argentina above May 2019 levels; Aircraft movements above May 2019

LUXEMBOURG--(BUSINESS WIRE)--June 16, 2023--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today a 29.6% YoY increase in passenger traffic in May 2023, reaching 97.9% of May 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2022)
Statistics	May'23	May'22	% Var.	YTD’23	YTD'22	% Var.
Domestic Passengers (thousands)	3,735	2,966	25.9%	17,867	14,394	24.1%
International Passengers (thousands)	2,296	1,749	31.3%	10,694	6,873	55.6%
Transit Passengers (thousands)	550	363	51.8%	2,873	2,179	31.8%
Total Passengers (thousands)	6,581	5,077	29.6%	31,434	23,446	34.1%
Cargo Volume (thousand tons)	31.6	30.8	2.6%	146.7	141.4	3.7%
Total Aircraft Movements (thousands)	72.6	61.1	18.7%	341.7	276.2	23.7%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2019)
Statistics	May'23	May'19	% Var.	YTD’23	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,735	3,768	-0.9%	17,867	19,047	-6.2%
International Passengers (thousands)	2,296	2,332	-1.6%	10,694	11,392	-6.1%
Transit Passengers (thousands)	550	621	-11.4%	2,873	3,515	-18.3%
Total Passengers (thousands)	6,581	6,721	-2.1%	31,434	33,954	-7.4%
Cargo Volume (thousand tons)	31.6	35.5	-11.0%	146.7	177.7	-17.5%
Total Aircraft Movements (thousands)	72.6	70.5	2.9%	341.7	351.7	-2.8%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 29.6% compared to the same month of 2022, supported by the ongoing recovery in travel demand after the Covid-19 pandemic and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 97.9% of May 2019 levels, up from 95.4% posted in April, with international and domestic passenger traffic reaching 98.4% and 99.1% of May 2019 levels, respectively.

In Argentina, total passenger traffic continued to recover increasing 34.7% YoY and surpassing, for the first time, pre-pandemic volumes, by 0.8%. International passenger traffic reached 81.5% of pre-pandemic levels, slightly above the 80.6% recorded in April, while domestic passenger traffic surpassed May 2019 pre-pandemic levels by 10.2%. On April 14, the Company inaugurated a state of the art new departures terminal at Ezeiza Airport, with capacity to serve up to 30 million passengers per year.

In Italy, passenger traffic grew 15.1% versus the same month of 2022. When compared to pre-pandemic levels, total traffic stood at 97.9% of May 2019, slightly down from 98.1% in April. International passenger traffic, which accounted for 80% of total traffic, reached 99.0% of May 2019 levels, in line with the 98.9% recorded in April.

In Brazil, total passenger traffic increased 23.7% YoY, and reached 97.2% of May 2019 volumes, up from 89.3% in April. Domestic traffic, which accounted for almost two thirds of total traffic, surpassed pre-pandemic levels by 3.4%, whereas transit passengers reached 86.4% of May 2019 levels, up from 76.9% in April.

In Uruguay, total passenger traffic, which is largely international, increased 27.6% YoY and reached 84.4% of May 2019 levels, down from 90.6% in April, when traffic volumes benefited from the Easter holiday.

In Ecuador, passenger traffic increased 13.2% YoY and surpassed pre-pandemic volumes by 10.0%. Both domestic and international passenger traffic exceeded pre-pandemic levels by 14.9% and 4.8%, respectively.

In Armenia, passenger traffic increased by 66.0% YoY and surpassed the pre-pandemic levels of May 2019 by 78.3%, thus sustaining a solid recovery trend.

Cargo Volume and Aircraft Movements

Cargo volume increased 2.6% YoY to 89.0% of May 2019 levels, or 90.0% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia and Italy were above pre-pandemic levels, whereas Uruguay stood at 95.7%, Ecuador at 89.7%, Argentina at 88.6%, and Brazil at 70.1%. Over 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements increased 18.7% YoY and exceeded pre-pandemic levels by 2.9%, or by 7.2% when adjusting for the discontinuation of operations in Peru. All the countries of operations, except Ecuador, exceeded May 2019 pre-pandemic levels. Aircraft movements in Ecuador stood at 99.3%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2022)
	May'23	May'22	% Var.	YTD'23	YTD'22	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,441	2,554	34.7%	17,025	12,167	39.9%
Italy	767	666	15.1%	2,785	2,044	36.3%
Brazil	1,392	1,125	23.7%	6,957	6,043	15.1%
Uruguay	139	109	27.6%	795	544	46.2%
Ecuador	409	361	13.2%	1,987	1,607	23.6%
Armenia	433	261	66.0%	1,884	1,041	81.0%
TOTAL	6,581	5,077	29.6%	31,434	23,446	34.1%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	16,775	15,729	6.6%	75,614	75,677	-0.1%
Italy	1,207	1,276	-5.4%	5,573	6,278	-11.2%
Brazil	5,332	5,301	0.6%	26,083	23,615	10.5%
Uruguay(2)	2,549	4,279	-40.4%	13,116	14,527	-9.7%
Ecuador	2,912	2,858	1.9%	13,705	14,921	-8.1%
Armenia	2,790	1,322	111.0%	12,576	6,412	96.1%
TOTAL	31,564	30,765	2.6%	146,667	141,430	3.7%
Aircraft Movements
Argentina	37,948	31,043	22.2%	185,213	144,084	28.5%
Italy	7,512	7,007	7.2%	26,777	22,799	17.4%
Brazil	14,227	11,708	21.5%	65,689	55,929	17.5%
Uruguay	2,324	1,996	16.4%	14,308	11,915	20.1%
Ecuador	6,875	6,711	2.4%	33,159	31,331	5.8%
Armenia	3,700	2,677	38.2%	16,585	10,114	64.0%
TOTAL	72,586	61,142	18.7%	341,731	276,172	23.7%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2019)
	May'23	May'19	% Var.	YTD'23	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,441	3,415	0.8%	17,025	17,909	-4.9%
Italy	767	784	-2.1%	2,785	2,940	-5.3%
Brazil	1,392	1,431	-2.8%	6,957	7,874	-11.6%
Uruguay	139	165	-15.6%	795	984	-19.2%
Ecuador	409	372	10.0%	1,987	1,869	6.3%
Armenia	433	243	78.3%	1,884	1,039	81.4%
Peru		311	-	-	1,340	-
TOTAL	6,581	6,721	-2.1%	31,434	33,954	-7.4%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	16,775	18,941	-11.4%	75,614	93,823	-19.4%
Italy	1,207	1,100	9.7%	5,573	5,466	2.0%
Brazil	5,332	7,611	-29.9%	26,083	39,774	-34.4%
Uruguay(2)	2,549	2,664	-4.3%	13,116	12,058	8.8%
Ecuador	2,912	3,246	-10.3%	13,705	17,875	-23.3%
Armenia	2,790	1,492	87.0%	12,576	6,754	86.2%
Peru	-	407	-	-	1,986	-
TOTAL	31,564	35,461	-11.0%	146,667	177,736	-17.5%
Aircraft Movements
Argentina	37,948	36,193	4.8%	185,213	187,636	-1.3%
Italy	7,512	7,500	0.2%	26,777	28,516	-6.1%
Brazil	14,227	12,965	9.7%	65,689	66,430	-1.1%
Uruguay	2,324	2,202	5.5%	14,308	13,914	2.8%
Ecuador	6,875	6,926	-0.7%	33,159	34,396	-3.6%
Armenia	3,700	1,944	90.3%	16,585	9,014	84.0%
Peru	-	2,798	-	-	11,827	-
TOTAL	72,586	70,528	2.9%	341,731	351,733	-2.8%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716